Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: This communication was distributed by AMR Corporation to certain employees on February 18, 2013 via e-mail and AMR Corporation’s intranet. The content of the communication under the AA System News header was excerpted from The Dallas Morning News stories first published on February 16, 2013 and February 17, 2013.

AA and US Airways New Website - American Airline’s and US Airways new website is now available with the latest merger news and information. You can find information for: Employees, Customers, Communities, and Investors. For more just type newamericanarriving.com into your browser’s address bar to view the website, or click here: newamericanarriving.com. (newamericanarriving.com)

New Jetnet: The new American is arriving – Find the right resources, the tools you need to learn more about this process, potential changes and our next steps.

Merger 101

American/US Airways fact sheet

Travel privileges on US Airways

Press release (pdf)

Our expanded global network

Talking points for customers (pdf)

Q&A for customers (pdf)

Investor presentation (pdf)

Also see Questions? We’ve got answers. For the latest announcements, news, information, and Q&A on the American Airlines, US Airways merger, visit the new Jetnet Merger Space. (New Jetnet)

OPERATIONS NEWS

ALL OPS: Heart Drug Shortage Affects American Airlines Enhanced Medical Kits (EMK) – The FAA has granted an exemption to American Airlines for carrying the heart drug Atropine in its EMKs. Atropine is used to increase the heart rate in cardiac arrest cases. A worldwide shortage of this drug caused this unusual exemption. EMKs that do not have Atropine will have a yellow plastic seal that will be visible to flight attendants during their preflight cabin inspection. A copy of the FAA exemption will be in a pouch on the outside of the EMK. Further communication for flight attendants will come out shortly. Until that time the FAA requires the pilot to brief the crewmembers that their EMKs may not contain Atropine. Compliance with this exemption requires the Captain to brief the number-one flight attendant or purser who will brief the rest of the cabin crew. (J8 Messaging)

ALL M&E: AMT Training – All AMTs please be aware that there is a CBT available to familiarize you with the new Boeing Sky Interior installed on the B737 aircraft. The CBT course number and name is T7374 - 737-800 Sky Interior Familiarization and will be loaded as required training with a due date of December 31, 2013. (Pete Jezek, Regional Manager, Line Maintenance Training)

ORD: February and May 2013 Early Out and Stand in Stead (SIS) AMTs – With the addition of the B767 work in ORD, we have been actively processing transfers and hiring new AMTs to meet the required headcount to meet the needs of this work. Currently, there are approximately 35 vacancies to fill. With that stated, at this time, we have delayed the departure of the AMTs that have requested to leave in February and May. Every effort is being made to meet the required station headcount to honor your request by late spring or early summer. Thank you for your patience and understanding. (Rich Cygan, Station Manager, ORD)

TULE: Tulsa Base AO&M Roll-Up Report Month-to-Date through February 15 – TULE Base Check Aircraft Total: 13 aircraft produced with a dock day performance of 95% Q 1 early Q 5 made on time Q 7 missed schedule. TULE Mod Aircraft Total: 8 aircraft produced with a dock day performance of 90% Q1 early Q 4 made on time Q 3 missed schedule. Note: Dock Days are counted from date of aircraft induction to date aircraft leaves the dock. Dock Day Performance = (Planned Dock Days - Actual Dock Days)/ Planned Dock Days + 1. To view entire Rollup Report, Click Here. (AO&M Leadership)

OUR COMMUNITIES/ERGS

TULE: American Heart Association Heart Walk, April 20 – The 2013 Heart Walk Team is up and running! While this is a major fundraiser for the American Heart Association (AHA), the campaign is primarily about awareness of the dangers of heart disease and stroke, the number one and three killers, in America. To get information to promote healthy choices, sign up for the American Heart Association Heart Walk, get Healthmatters points AND register for giveaways, come by and see us at the following dates and locations. February 19 – WBC from 1030 to 1130, Bewley Chiropractic will be there to give five-minute chair massages, (Please check with your health care provider prior to agreeing to any paid services), and on February 20 – CRC, Front Breakroom from 1030 to 1130. (Rachel Hutchings, Corp. & Govt. Relations)

DAILYDISPATCH	February 18, 2013

OUR COMMUNITIES/ERGS

TULE: Theatre North Presents Radio Golf by August Wilson – Local performing arts group Theatre North will present Pulitzer Prize-winning playwright August Wilson’s most contemporary play, Radio Golf, at the Charles E. Norman Theatre on February 23 at 8:00 p.m., February 24 at 3:00 p.m., March 1 at 8:00 p.m. and March 2 at 8:00 p.m. A summary of the play: “Ivy League-educated businessman Harmond Wilks could become Pittsburgh’s first African American mayor. But will secrets from the past derail him from his country club future? RADIO GOLF is a fast-paced, dynamic and wonderfully funny work about the world today and the dreams we have for the future. Set in Pittsburgh in the late 1990s, it’s the story of a successful entrepreneur who aspires to become the city’s first black mayor. But when the past begins to catch up with him, secrets get revealed that could be his undoing. The most contemporary of all of August Wilson’s work, RADIO GOLF is the final play in the Pulitzer Prize winner’s unprecedented 10-play cycle chronicling African-American life in the 20th century.” Tickets are available at the PAC website, $15.00 for adults and $12.50 for seniors and students. The Tulsa chapter of the African American Employee Resource Group (AAERG) will attend the showings on March 1 and March 2 as a group and invites all members of the Tulsa Maintenance and Engineering Base to attend. Tickets must be purchased in advance. (AAERG)

TECHNICAL

Annual Winterization Training – From the AMT/CC Forum: Question: The GPM 14.02.8 states 5) during snowfall, slush and/or icing conditions, check aircraft that arrive with wing flaps that are not fully retracted for frozen contamination in the inboard and outboard flap areas. This check must be done by a trained person. Frozen contamination must be removed. Question: What training is required to accomplish this inspection? Is this part of the annual deice training? Answer: That is correct. Those who complete the annual winterization training are authorized to check for, and remove frozen contamination using the procedures identified in GPM Section 14.01 and 14.02 for domestic stations. The “drooping flaps” identified in GPM Section 14.02.8, is the flight crew’s way of communicating that they may have landed in, or taxied through, frozen contamination on the ground. (Spec Engineer, GSE Inventory, Donald Borntrager)

IOSA Audit Starts on March 4 - As one of 240 International Air Transport Association (IATA) member airlines, American Airlines must maintain high standards in all areas of its operations. IATA verifies that member airlines meet these stringent standards through biannual IATA Operational Safety Audits (IOSA). IOSA is a combination of the acronym IATA with OSA for IOSA. IOSA uses internationally recognized quality audit principles and conducts audits in a standardized and consistent manner. IATA oversees the accreditation of audit organizations, ensures the continuous development of IOSA standards and practices and manages the IOSA registry. The American Airlines IOSA Audit Starts on March 4 and runs through March 7, 2013. (CASS Audit Group)

GPM Revision # 353 was Issued and Became Effective on February 15, 2013 -To view the revisions, go to the GPM, click here, and select Revision Highlights under section 00 Front Matter. Outside Vendors enter URL address: https://manuals-ext.aa.com. (M&E Communications)

ECO Releases for February 15, 2013

QECO B1464AA – B777-300 – Tourist Class Headrest Cushion Covers. Assigned Stations: DFWE

To access the complete ECOs, click on or enter the following address in your web browser: http://mro.aa.com/pubs/ manuals.jsp. (M&E Communications)

What is Presidents’ Day? – Washington’s Birthday is a United States federal holiday celebrated on the third Monday of February in honor of George Washington, the first President of the United States, and concurrent with Presidents’ Day. Washington’s Birthday is commonly referred to as Presidents’ Day (sometimes spelled President’s Day). Both Lincoln’s and Washington’s birthdays are in February. The first attempt to create a generic Presidents Day occurred in 1951 when the “President’s Day National Committee” was formed by Harold Stonebridge Fischer of Compton, California, who became its National Executive Director for the next two decades. The purpose was not to honor any particular President, but to honor the office of the Presidency. It was first thought that March 4, the original inauguration day, should be deemed Presidents Day. However, the bill recognizing the March 4 date was stalled in the Senate Judiciary Committee (which had authority over federal holidays). That committee felt that, because of its proximity to Lincoln’s and Washington’s Birthdays, three holidays so close together would be unduly burdensome. During this time, however, the Governors of a majority of the individual states issued proclamations declaring March 4 to be Presidents’ Day in their respective jurisdictions. By the mid-1980s, with a push from advertisers, the term “Presidents’ Day” began its public appearance. Although Lincoln’s birthday, February 12, was never a federal holiday, approximately a dozen state governments have officially renamed their Washington’s Birthday observances as “Presidents’ Day”, “Washington and Lincoln Day”, or other such designations. (Wikipedia)

DAILYDISPATCH	2	February 18, 2013

AA SYSTEM NEWS

The end of an era of airline consolidation — for now - The combination of American Airlines and US Airways creates the world’s largest airline and ends a decade of intense industry consolidation — at least for a while... Since 2001, five major U.S. airline mergers have created an industry dominated by four carriers that will control more than 70 percent of the market, according to a report by the American Antitrust Institute and the Business Travel Coalition. Consolidation often helps companies cut costs, increase efficiencies, expand their routes and gain market share, but fewer airlines means fewer consumer choices, higher airfares and service hiccups. On a broader plane, some industry experts say a healthier industry that allows for investments in people, new planes and technology is good for everyone. “Certainly, consumers benefit from having a healthy industry,” New York-based airline consultant Bob Harrell said. “They may not think that, but the industry has been limping along now for 10 years. Most experts and airline execs feel consolidation is a way to address that.”... (dallas news)

American Airlines bankruptcy, merger deals were complex, expensive - ... The decision to file for Chapter 11 bankruptcy, which allows companies to reorganize and restructure while protected from creditors, came at the last minute, said Thomas Roberts, a partner at Weil, Gotshal & Manges, which Kennedy tapped to be the lead outside counsel for the case. Lawyers in-house at American and at Weil, which is widely regarded as the nation’s most prominent bankruptcy practice, were informed of the decision to prepare to file for bankruptcy only days before Thanksgiving... “We gave great consideration to venue and it was my determination that we file in the Southern District because the judges there have the experience and expertise in these highly complex kind of matters,” Kennedy said. Phase one of the bankruptcy was to address labor issues and costs, said Roberts. Phase two: Consider mergers. “The company knew consolidation was likely,” Roberts said. “The question was when to do it. Many potential consolidation candidates were thought to be reluctant to engage while American was in bankruptcy. And clearly American had less bargaining power in bankruptcy than it would have outside of bankruptcy.” “When US Air was allowed to file a proposed labor agreement with the bankruptcy court, that was key,” Kennedy said. Lane had made it clear that any plan needed support from labor. And US Airways had it. “What is so unique here is that the surviving company in this merger is the company in bankruptcy,” said West, who notes that has happened only one or two times in history and never in a deal so large. Another example of the uniqueness involved the number of parties agreeing to the deal. Normally, mergers involved one company buying another company. If the companies agree, then it is a done deal. “But in this agreement, there are additional constituencies, including the unsecured creditors with their own set of issues to negotiate and the ad hoc committee of debt holders,” West said. He also points out that the deal, which must be agreed to by US Airways shareholders, must also receive Judge Lane’s approval. “This was a very complicated case involving a very large and complex iconic company — iconic not just in Dallas, but in the world,” Roberts said. “There was a gigantic legal morass to go through” to reach this agreement....(dallas news)

AVIATION INDUSTRY NEWS

Iberia, Spain’s biggest airline, hit by wave of strike action - Employees at Iberia have started a series of strikes, with the first five-day industrial action expected to lead to more than 1,000 flight cancellations. The strikes are directed at planned layoffs. On Monday, ground staff and cabin crews at Spain’s biggest airline, Iberia, started an initial five-day strike that organizers said would result in more than 1,200 flights being canceled through Friday. Two other stoppages of five days each were announced for March... Those on strike said they were protesting a decision by Iberia’s owner, International Airline Group, to slash about 3,800 jobs, amounting to almost 20 percent of the carrier’s total workforce. Their anger was also directed at planned wage cuts and a reduction of Iberia’s network capacity by 15 percent. Pilots are expected to join the second and third phase of the strike from March 4. Iberia argued that it had lost 850 million euros between 2008 and September 2012, forcing the company to take drastic measures in a bid to return to profitability. (DW)

METRICS

AAMRQ Stock Price: $2.12 (No Change)

Jet Fuel: $137.28 (Down: $0.34)

Crude Oil: $95.85 (Down: $1.45)

Prices quoted from previous day’s close

AA Performance for Operations on February 17, 2013 –Load Factor Forecast 81.6% / Actual 81.9%; Departures within 0 Minutes of Scheduled Departure Time (D0): Actual 64%; Arrivals within 14 minutes of Scheduled Arrival Time: Actual 87%. Total Departures: 1914; Total Cancellations: 4 (2-MECH, 2-WX).

(AA Morning Situation Report)

Aircraft Damage Morning Review – February 17, 2013 – Damages Recorded in CERS through February 16, 2013 – Aircraft damage: 2-each: 1-FOD, 1-Non-designated aircraft damage. Aircraft damage month to date (MTD) 47, year to date (YTD) 135. To view the full report, click here: Aircraft Damages Report. (System Safety & Analysis)

M&E Injuries as of February 15, 2013 – 3-M&E injury reported (3-M&E). Station/Base Reported Injuries: TULE 1-injury, ORD 1-injury, STL 1-injury. Current Injuries by Cause (IOD Category): 1-Fall Same Level, 1-Strain or Overexertion, 1-Inhalation or absorption. NOTE: The date an injury is reported through the Corporate Event Reporting System and included in the Employee Injury Daily report may differ from the date the actual injury occurred. For the complete M&E employee injuries report, click here: M&E Daily Employee Injury Summary. (Employee Safety)

M&E Performance for February 17, 2013 – Primary Departure Delays Greater than 60-minutes (D60) 28.36, Primary Critical Flight Departure Delays greater than: 60-minutes (D60) 4.00; Mechanical Cancellations: 2; Total Delays & Cancellations 71.69 (Benchmark 88.77). Open Minimum Equipment List (MEL) Count 404 (Benchmark 230). (M&E MOC Morning Report)

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DAILYDISPATCH	3	February 18, 2013

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.